UIL Holdings Corporation	Richard J. Nicholas
157 Church Street	Executive Vice President and
PO Box 1564	Chief Financial Officer
New Haven, CT 06506-0901
Phone 203.499.2399
Fax 203.499.3664

September 10, 2013

VIA EDGAR

Andrew D. Mew
Accounting Branch Chief
United States Securities and Exchange Commission
Washington, DC  20549

Re:	UIL Holdings Corporation
Form 10-K for the fiscal year ended December 31, 2012
Filed February 21, 2013
Form 10-Q for the Quarterly Period Ended June 30, 2013
Filed August 6, 2013
File No. 001-15052

Dear Mr. Mew:

UIL Holdings Corporation (“UIL Holdings”) is in receipt of your letter to James P. Torgerson, its President and Chief Executive Officer, dated August 30, 2013, with respect to the review by the Securities and Exchange Commission of the above-referenced filings and which contained comments regarding such filings.

Set forth below are our responses to the comments in your August 30, 2013 letter.  Our responses below are keyed to the sequential numbering of the comments and to the headings used in your letter.  Your comments appear in bold and our responses and supplemental information appear in regular type.

Based upon the review process undertaken in developing the responses to these questions, UIL Holdings has amended its Form 10-K for the fiscal year ended December 31, 2012 to add the Schedule I disclosures pursuant to Rules 4-08 and 12-04 of Regulation S-X.   Certain of the other issues raised in your letter will result in enhanced financial statement disclosures.  Given our assessment that the enhanced financial statement disclosures will not materially change previously filed documents, UIL Holdings proposes to provide enhanced disclosures in its Form 10-Q for the quarterly period ending September 30, 2013 and prospectively.  The enhanced disclosures will not materially change previously filed documents.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Cash Flows, page 35

1.	Please revise to provide a more detailed analysis of the underlying reasons for changes in your cash flows and to better explain the variability in your cash flows for the periods presented. Please provide us with your proposed disclosure in your response.

Additionally, please specifically address the following in your response or tell us why you do not believe disclosure is necessary:

•	The underlying reasons for the increases in accounts receivable and unbilled revenues as of December 31, 2012 and 2011 as shown on page 52, and any related changes in collectability or other impacts on cash flows.

•	The underlying reasons for the changes in utility plant and other capital expenditures, which may include significant projects and other activities.

Refer to Section IV of Release No. 33-8350, Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.

Response:  We believe our current disclosures under liquidity and capital resources on page 35 comply with Regulation S-K Item 303 (1) and (2).  The current disclosure focuses on our future funding of capital requirements, significant funding events in 2012, available credit agreements and other forward looking matters.  We did not repeat historical information regarding sources and uses of cash as suggested in Section IV of Release No. 33-8350 as the statement of cash flows has sufficient detail for investors to understand the major cash flow activity from 2010 to 2012.

We recognize that many other registrants in our industry do provide historical comparisons and, in order to provide consistent information for investors, UIL Holdings will expand the disclosure under Cash Flows in its Form 10-Q for the quarterly period ending September 30, 2013 and prospectively, to include a discussion of significant reasons for changes in the UIL Holdings’ cash flows and to better explain the variability in the UIL Holdings’ cash flows.

The reasons for the increases in accounts receivable and unbilled revenues in UIL Holdings’ 2012 10-K are directly correlated to increases in sales as compared to 2011. These fluctuations as well as related explanations are disclosed in Item 7. Management’s

Discussion and Analysis of Financial Condition and Results of Operations, Results of Operations, specifically page 44 (Electric Distribution and Transmission retail revenue variance discussion) and page 45 (Gas Distribution retail revenue variance discussion).  Collectability did not change significantly and is not a reason for the subject variances.

The reasons for the changes in utility plant and other capital expenditures in UIL Holdings’ 2012 10-K are related to the increases in capital spending resulting from UIL Holdings’ capital program and can be found in the disclosures in Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, Major Influences on Financial Condition, specifically page 33 (discussion of Electric Distribution and Transmission capital projects).  More specifically, during 2012, and as shown in the statement of cash flows, capital expenditures totaled approximately $288 million as compared to $328 million in 2011.  Significant projects in 2012 included enhancements to capacity and reliability of the electric distribution and transmission system ($42.1 million), electric system infrastructure replacement ($59.5 million), expansion of the gas distribution business related to customer growth ($32.4 million), gas distribution system infrastructure replacement ($29.2 million) and upgrade and replacement of information technology systems ($26.4 million).

Such enhanced disclosure regarding accounts receivable, unbilled receivables and capital expenditures will be included as part of the discussion of cash flow variability.

Financial Covenants, page 37

2.	We note the dividends you receive from your subsidiaries are subject to various restrictions as discussed on page 38. Please tell us whether any other restrictions exist, such as regulatory agency, government, etc., and what consideration you gave to providing condensed financial information of the registrant as set forth in Rules 4-08 and 12-04 of Regulation S-X. Include in your response the amount and percentage of your net assets that are restricted as of December 31, 2012.

Response:  We have re-examined Rules 4-08 and 12-04 of Regulation S-X and believe that we are in compliance with the applicable requirements with the exception of the requirements of Rule 4-08(e) applicable to Schedule I - Condensed Financial Statements of Registrant.  Based upon our review, UIL Holdings has determined that restricted net assets are in excess of 25% of UIL Holdings’ consolidated net assets as of December 31, 2012.  As a result, UIL Holdings has amended its Annual Report on Form10-K for the year ended December 31, 2012 to provide the required Schedule I information.

Pages 37 and 38 of the Annual Report on Form 10-K detail all of the dividend and other financial restrictions on our subsidiaries that are contained in their respective debt agreements.  In addition to the restrictions contained in the debt agreements, other potential restrictions exist under law, contractual provisions and a charter provision that could restrict the payment of dividends by UIL Holdings’ subsidiaries.  Management does not believe any of these restrictions meaningfully impair the subsidiaries’ ability to pay dividends because the subsidiaries are able to pay dividends in an amount sufficient to meet UIL Holdings’ cash needs, even taking into account such limitations.  UIL Holdings’ cash needs are annual dividends of approximately $87 million based upon current dividend levels and $30 million for operating expenses and debt service. Unrestricted net assets of subsidiaries available for distribution are in excess of $600 million at December 31, 2012. Other restrictions are as follows:

•	The Federal Power Act declares it to be unlawful for any officer or director of any public utility “to participate in the making or paying of any dividends of such public utility from any funds properly included in capital account.” This restriction would apply to The United Illuminating Company, UIL Holdings’ electric utility subsidiary. FERC has consistently interpreted the provision to allow dividends to be paid as long as (1) the source of the dividends is clearly disclosed, (2) the dividend is not excessive and (3) there is no self-dealing on the part of corporate officials.

•	Corporate laws in the states in which we operate, Connecticut and Massachusetts, authorize distributions to the extent they are not limited by corporate documents such as charters and bylaws and do not result in insolvency.

•	Provisions in the Certificate of Incorporation of Connecticut Natural Gas Corporation require that dividends on its $3.125 Par Preferred Stock be paid before dividends may be paid on the common stock. As shown in the consolidated statements of income and comprehensive income in the 10-K, preferred stock dividends for 2012 were $64,000.

UIL Holdings will expand the disclosure in its Form 10‑Q for the quarterly period ended September 30, 2013 and prospectively to include a discussion of such restrictions.

Item 8. Financial Statements and Supplementary Data

Consolidated Statement of Comprehensive Income, page 50

3.	You present one line item related to other comprehensive income entitled, “Other Comprehensive Income (Loss), net.” ASC 220-10-45-1B requires an entity reporting comprehensive income in two separate but consecutive statements to present the components of other comprehensive income. Please revise or tell us why your presentation is appropriate. Additionally, we note your presentation of the aggregate tax impact on other comprehensive income as presented within your consolidated statement of changes in shareholders’ equity on page 54. Please revise your consolidated statement of comprehensive income to clearly indicate amounts are net of related tax effects. Refer to ASC 220-10-55-7 and ASC 220-10-55-8.

Response:  UIL Holdings presents Other Comprehensive Income in two separate but consecutive statements in accordance with ASC 220-10-45-1(b).  The line item “Other Comprehensive Income (Loss), net” as shown in our Consolidated Statement of Comprehensive Income, consists solely of the unrealized gains and losses on noncurrent investments available for sale.  The amounts are clearly immaterial (0.07% of 2012 comprehensive income and 0.04% of total equity). UIL Holdings believes the current presentation is appropriate. ASC 105-10-05-6 indicates “the provision of the Codification need not be applied to immaterial items.”

However, we will revise the consolidated statement of comprehensive income in our Form 10-Q for the quarterly period ended September 30, 2013 and prospectively to clearly indicate amounts are net of related tax effects.

4.	Please explain or revise to present the changes in the accumulated balances for each component of other comprehensive income included in that separate component of equity. Refer to ASC 220-10-45-14A.

Response:  As noted in our response to item 3. above, there is only one immaterial component of other comprehensive income.  The changes in the related accumulated other comprehensive balance can be seen in the Consolidated Statement of Shareholder’s Equity in the Accumulated Other Comprehensive Income (Loss) column.

Consolidated Statement of Cash Flows, page 51

Consolidated Balance Sheet, page 52

5.	You disclose on page 74 that you made deposits associated with the New England East West Solution (“NEEWS”) agreement to CL&P of $33.5 million and $9.6 million in 2012, and 2011, respectively, and that as the associated transmission assets are placed in service, CL&P will transfer title of the assets to you in proportion to your investment. Please explain in detail how you have and plan to account for these activities and how they will be reflected in the financial statements. In your response, please respond to the following comments:

•	Please tell us which balance sheet line item you have recorded the deposits within in the consolidated balance sheet.

•	We note your presentation of $24,059 thousand and $2,393 thousand of investing cash outflows associated with NEEWS in 2012, and 2011, respectively as well as $6,346 thousand disclosed within non-cash investing activity for 2012. Please reconcile these amounts with the $33.5 million and $9.6 million of deposits in 2012, and 2011, respectively, which you disclosed on page 74.

Response:  Deposits associated with NEEWS are recorded as assets at the time the deposit is made and they are reported in the “Other” line item within the Deferred Charges and Other Assets section in the consolidated balance sheet.  These deposits represent 7% and 3% of total deferred charges and 0.5% and 0.2% of total assets as of December 31, 2012 and 2011, respectively.

Please refer to the table presented below for a reconciliation of the amounts reported in the consolidated statement of cash flows to the deposits made.  Note that the disclosure on page

74 does not state that the $33.5 million and $9.6 million of deposits were made in 2012 and 2011, respectively, but rather it states that as of December 31 of each of 2012 and 2011, total deposits to date were $33.5 million and $9.6 million, respectively.

Deposits in NEEWS
(in thousands)

Deposits made during 2010	$7,231
Deposits made during 2011	2,393
Total deposits at December 31, 2011	9,624
Deposits made during 2012	24,059
Cumulative deposits at December 31, 2012	$33,683	(1)
Less: September 2012 tranfser	(6,346)
Total deposits included in Deferred Charges and Other Assets as of December 31, 2012	$27,337

(1) The difference between "Total Deposits at December 31, 2012" and the total amount of deposits disclosed of $33.5 million is due to rounding.

Additionally, the $6,346 thousand disclosed in the non-cash investing activity for 2012 represents the September 2012 transfer to UI of assets associated with the Greater Springfield Reliability Project as disclosed on page 74.  This amount is included in the total deposits made as of December 31, 2012 noted in the table above and is shown in the cash flow as a non-cash activity because at the time of transfer, it was accounted for by reclassifying the deposit amount on the balance sheet to plant in-service.

In addition to the current disclosure, UIL Holdings will expand the disclosure in its Form 10‑Q for the quarterly period ended September 30, 2013 and prospectively to include the following language:

“Deposits associated with NEEWS are recorded as assets at the time the deposit is made and they are reported in the ‘Other’ line item within the Deferred Charges and Other Assets section in the consolidated balance sheet.  When title of assets is transferred to UI, the amount of the corresponding deposit is reclassified from other assets to plant in-service on the balance sheet and shown as a non-cash investing activity in the statement of cash flows.”

Consolidated Balance Sheet, page 52

6.	We note your presentation on page 53 of a line item entitled “Total Noncurrent Liabilities,” as well as the presentation of additional non-current liabilities unrelated to capitalization below the subtotal of this line item, including “Deferred Income Taxes” and “Regulatory Liabilities.” Please explain the basis for your presentation citing relevant literature as well as why you believe these amounts should be excluded from the subtotal of “Total Noncurrent Liabilities.”

Response:  While UIL Holdings believes its current presentation clearly illustrates the amount of liabilities to the financial statement reader, in order to provide additional clarity we will change our Noncurrent Liabilities and Total Noncurrent Liabilities descriptions to read “Other Noncurrent Liabilities” and “Total Other Noncurrent Liabilities” in our Form 10-Q for the quarterly period ended September 30, 2013 and prospectively.

Basis of Presentation, page 55

7.	Please revise to include the principles followed in determining the inclusion or exclusion of subsidiaries and entities in your financial statements. Refer to ASC 235-10-50 and Rule 3A-03 of Regulation S-X.

Response:  We believe our current disclosures include the principles followed in determining the inclusion or exclusion of subsidiaries in our financial statements on pages 55, 59 and 65.  UIL Holdings has a simple corporate organization consisting primarily of a holding company, four operating utility businesses and one 50% owned joint venture.

To enhance the section on Basis of Presentation in Note A, UIL Holdings will include the following reference in its Form 10-Q for the quarterly period ended September 30, 2013 and prospectively in the Basis of Presentation section of Note A:

“The financial statements are prepared on a consolidated basis and therefore include the accounts of UIL Holdings’ majority-owned subsidiaries noted above.”

Equity Investments, page 59

8.	Please revise to include summarized information as to assets, liabilities, and results of operations of investments accounted for under the equity method, such as your investment in GenConn, and provide us with your proposed disclosure. If you do not believe this information is necessary, please explain in detail your specific qualitative and quantitative considerations why you believe these investments, either individually or in groups, are not material in relation to your financial position and results of operations. Refer to ASC 323-10-50-3(c).

Response:  ASC 323-10-50-3(c) requires summarized information if the other investments accounted for under the equity method are, in the aggregate, material in relation to the financial position or results of operations of the investor.  Qualitatively, the GenConn investment is similar to any investment we have in regulated long lived assets and the information that is important to investors (revenue requirements, investments) are recorded in the notes to the financial statements on pages 59 and 75.

Quantitatively, we look to the relevant SEC rules and, based upon the significant subsidiary test as described in Rule 1-02(w) of Regulation S-X, UIL Holdings does not believe summarized information as to assets, liabilities, and results of operations of investments accounted for under the equity method (i.e. GenConn) is required.  The following table illustrates the results of the significant subsidiary test related to GenConn as of December 31, 2012:

$ in 000's	As of and for the year
ended 12/31/2012

Investment test
Equity investment in GenConn	124,799
Total Assets	4,960,098
%	2.5%
Significant/Exceed 10%?	No

Asset test
UIL share (50%) of GenConn's Total Assets	247,732
Total Assets	4,960,098
%	5.0%
Significant/Exceed 10%?	No

Income test
Income from Equity Investments (GenConn)	15,260
Income before Income Taxes	178,567
%	8.5%
Significant/Exceed 10%?	No

GenConn does not meet the 10% threshold for disclosure and UIL Holdings has concluded that it is not material to UIL Holdings’ financial position or results of operations and, as such, no changes to the financial statements are needed.  The tests for 2011 and 2010 indicate the 10% threshold for disclosure was also not met.

Regulatory Accounting, page 62

9.	We note your disclosure of the “Excess generation service charge” and “Deferred transmission expense” regulatory assets or liabilities on page 63. Please respond to the following comments:

•	Tell us in greater detail the nature of each item.

•	Please explain your accounting policy and process for each item in detail, and discuss how the transactions affect the balance sheet, income statement and statement of cash flows.

•	Expand on your current disclosure of each item and provide us with your proposed disclosure.

Response:  The “Excess generation service charge” and “Deferred transmission expense” are both immaterial as they represent, respectively, 0.9% and 2.1% of total regulatory assets.  ASC 105-10-05-6 indicates “the provision of the Codification need not be applied to immaterial items.”  Therefore, UIL Holdings does not believe expanded disclosure is needed.

However, the following will provide information to detail the nature and accounting for these items.

The “Excess generation service charge” is the monthly difference between UI’s generation service charge (“GSC”), bypassable federally mandated congestion costs (“BFMCC”) and non-bypassable federally mandated congestion costs (“NBFMCC”) revenues booked at current rates and expenses incurred.  These differences represent the working capital allowance associated with this regulatory lag and will fluctuate from month to month.  Amounts are trued up semi-annually such that all costs are fully recovered.  The adjustments to balance the working capital allowance as described above are recorded as operating revenues on the income statement and offset in the Excess Generation Service Charge regulatory asset on the balance sheet.  Changes in the regulatory asset account are classified as non-cash operating activities on the statement of cash flows.

The “Deferred transmission expense”, which is currently discussed on pages 26, 27 and 75, is the monthly difference between UI’s transmission retail revenues booked at current rates and expenses incurred.  Adjustments are made to this line item based on the difference in these amounts and the difference in UI’s actual FERC approved formula tariff revenue requirement versus the retail revenues booked at current rates.  Amounts are trued up semi-annually such that all costs are fully recovered.  Adjustments are recorded as operating revenues on the income statement and offset in the Deferred Transmission Expense regulatory asset on the balance sheet.  Changes in the regulatory asset account are classified as non-cash operating activities on the statement of cash flows.

10.	Please tell us and disclose the nature and amount of any regulatory assets which you are not earning a return. Refer to ASC 980-340-50-1.

Response:  Other than the regulatory assets for the contracts for differences of $176.6 million at December 31, 2012 and certain other amounts with a net amount of less than $10 million, all of UIL Holdings’ regulatory assets are included in rate base or earning a return.  Given that 85% of our regulatory assets earn a return and that the recovery period and remaining balances of all material regulatory assets are disclosed on pages 63 and 64, we believe we have complied with ASC 980-340-50-1.

Stock-Based Compensation, page 64

11.	We note your disclosure regarding performance shares and restricted stock on pages 64, 65 and 66. Please revise to ensure all of the requirements of ASC 718-10-50 are met, such as the fair value measurement disclosures required by ASC 718-10-50-1(c) and 718-10-50-2(f), or tell us why you believe you have met the disclosure requirements.

Response:  The types of share based payments in place as of December 31, 2012 were limited to performance shares issued pursuant to long-term incentive plans, restricted stock and a minimal number of stock options which were set to expire in May 2013, were exercised in March 2013 and were fully expensed prior to 2010.  As such, we believe that our disclosures on pages 64, 65 and 66 include the requirements of ASC 718-10-50 except as follows:

With respect to the method of estimating fair value,  ASC 718-10-50-1(c) requires disclosure of the method of estimating the fair value of the goods or services received, or the fair value of the equity instruments granted (or offered to grant), during the period.  We acknowledge that while our disclosure states the average of the high and low market prices on the performance share and restricted stock grant dates, it does not state that such average approximates the fair value.  UIL Holdings will enhance the disclosure prospectively to indicate the following:

“the average of the high and low market price on the grant date was $xx.xx per share which approximates fair value.”

ASC 718-10-50-2(f) requires disclosure of the method used during the year to estimate the fair value (or calculated value) of awards under share-based payment arrangements as well as a description of the significant assumptions used during the year to estimate the fair value.  Current and prospective disclosures of such methods and assumptions relating to performance shares and restricted stock are discussed above.  Such disclosure relating to the minimal number of stock options outstanding as of December 31, 2012 is included in Note B on page 66.  As such, UIL Holdings believes its disclosures are compliant with ASC 718‑10‑50.

Note (J). Commitments and Contingencies

Purchase and Sale Agreement, page 94

12.	Please explain in detail and disclose your accounting for the Electric System Work Center before and after the termination of the sale agreement. Specifically, please tell us if it is classified as held for sale or held and used, if any gain or loss was recognized or deferred as a regulatory asset or liability, and the facts and circumstances that support your accounting treatment, as well as the financial statement line items affected.

Response: In its Form 10-Q for the Quarterly Period Ended September 30, 2011, UIL Holdings’ disclosure regarding the purchase and sales agreement related to the Electric System Work Center read as follows:

“As part of its plan to consolidate operations and office personnel, on July 7, 2011, UI entered into an agreement for the sale of the Electric System Work Center (ESWC) located at 801 Bridgeport Avenue in Shelton, CT for approximately $10.2 million.  The net book value of ESWC as of September 30, 2012 was approximately $15.0 million and UI expects to recover any loss resulting from the sale of the property through the regulatory process.  The transaction, which has been approved by PURA, is expected to close by the first quarter of 2014 after the completion of due diligence, zoning approval, and site plan approval periods.”

Since the sale was not expected to close until the first quarter of 2014 and ESWC is still included in rates, per ASC’s 360 and 980, UIL Holdings did not recognize and defer any loss associated with the sale or impairment of ESWC.

In addition, prior to the termination of the sale agreement, per the accounting guidance noted in ASC 360-10-45-9, the sale was not expected to occur within one year, therefore, the asset could not be classified as held for sale.  As such, the asset was included in Net Property, Plant and Equipment on the Consolidated Balance Sheet.   As disclosed on page 94, the sale agreement was terminated in November 2012, therefore, as of December 31, 2012, ESWC has continued to be included in Net Property, Plant and Equipment on the Consolidated Balance Sheet.  ESWC continues to be included in our rate base.  Additionally, please note that as of December 31, 2012, ESWC represents approximately 0.5% of net property, plant and equipment and approximately 0.3% of total assets.

Note (K). Fair Value Measurements, page 94

13.	We note your presentation of fair value measurements under the fair value hierarchy on page 95, which you refer to in the second paragraph of said page as your financial assets and liabilities, other than pension benefits and OPEB, which were accounted for at fair value on a recurring basis. We have the following comments:

•	Please tell us why you believe the amounts within the “Long-term debt” line on page 95 are accounted for in the financial statements at fair value on a recurring basis.

•	You disclose on page 27 in the first paragraph under the “Derivatives” header that contracts for differences represent 11.9% of the total liabilities accounted for at fair value on a recurring basis. Please tell us whether you believe this metric is appropriate taking your response to the immediately preceding bullet point into consideration.

•	As you have a material amount of derivatives, please tell us what consideration you gave to including a related discussion within your critical accounting policies section of MD&A on page 40.

Response:  The subject disclosure was incorrect at December 31, 2012 as long-term Debt is not accounted for at fair value on a recurring basis and should not have been described as such.  UIL Holdings discovered the error during the second quarter of 2013 and revised its disclosure in its Quarterly Report on Form 10-Q on page 31 of that filing.

Regarding the appropriateness of the metric used to calculate Level 3 assets and liabilities accounted for at fair value on recurring basis as a percentage of total assets and liabilities accounted for at fair value on a recurring basis , the calculation should have excluded long-term debt since long-term debt is not accounted for at fair value on a recurring basis.  Had such exclusion been made as of December 31, 2012, the percentage disclosed would have been 100%, rather than 11.9%.  We do not consider this disclosure material to investors given the nature of our derivatives and our operations as discussed below.  Also as noted below, substantially all of these assets/liabilities are offset by a corresponding regulatory asset/liability.  We have revised our calculation which will be reflected in future filings.

In determining whether to include a discussion of derivatives in our critical accounting policies section of the MD&A, we considered the nature of the derivatives, the related accounting policies, the regulatory treatment and related regulatory decisions regarding recoverability and the impact of such assets on our consolidated balance sheet and income statement.  We concluded that such a discussion was not necessary because (i) our derivatives are limited to a select number of contracts in two specific areas and are not a core part of our ongoing current operations and (ii) for substantially all of the derivative assets/liabilities in the consolidated balance sheet (99.99%), there is a corresponding regulatory liability/asset such that there is no impact on the consolidated statement of income.  The amounts related to these derivatives are fully recoverable, as determined by PURA and disclosed on pages 27, 57, and 64.  UIL Holdings does not believe any change to the critical accounting policies disclosure is necessary.

14.	For fair value measurements categorized within level three of the fair value hierarchy, please revise to disclose a description of your valuation processes used, including, for example, how you choose your valuation policies and procedures and analyze changes in fair value measurements from period to period. Refer to ASC 820-10-50-2(f) and ASC 820-10-55-105.

Response:  Our current disclosure on page 95 explains the valuation process used for our derivative assets and liabilities, which consist primarily of contracts for differences (CfDs), as follows:  “The determination of fair value of the CfDs was based on a probability-based expected cash flow analysis that was discounted at the December 31, 2012 or December 31, 2011 risk-free interest rates, as applicable, and an adjustment for non-performance risk using credit default swap rates.  Certain management assumptions were required, including development of pricing that extended over the term of the contracts.”

UIL Holdings believes this methodology most closely estimates the amount of future discounted cash flows associated with the CfDs.  Additionally, on a quarterly basis, analytics are performed to ensure that the fair value of the derivatives is consistent with changes, if any, of the various fair value model inputs.

UIL Holdings will enhance the disclosure in its Form 10-Q for the quarterly period ended September 30, 2013 and prospectively to include the following statements:

“Fair value measurements categorized in Level 3 of the fair value hierarchy are prepared by individuals with expertise in valuation techniques, pricing of energy and energy-related products, and accounting requirements.”

And

“UIL Holdings believes this methodology provides the most reasonable estimates of the amount of future discounted cash flows associated with the CfDs.”

And

“Additionally, on a quarterly basis, analytics are performed to ensure that the fair value of the derivatives is consistent with changes, if any, of the various fair value model inputs.”

15.	We note your presentation of the reconciliation of opening to closing balances of fair value measurements categorized within level three of the fair value hierarchy on page 97 includes only one category for all level 3 fair value measurements. ASC 820-10-50-2 requires the disclosures required by its subparagraphs, including but not limited to ASC 820-10-50-2(c), (d) and (f) to be presented for each class of assets and liabilities. Please revise or tell us the quantitative and qualitative reasons you considered in combining what you refer to as weather insurance contracts and contracts for differences.

Response:  Given that substantially all of UIL Holdings’ level 3 fair value measurements relate to CfDs (99.99%) and the remaining amount is immaterial, we believe our current presentation of the reconciliation of opening to closing balances of fair value measurements categorized within level three of the fair value hierarchy is appropriate.  UIL Holdings believes its current disclosure is appropriate.

Note (L). Quarterly Financial Data (Unaudited), page 100

16.	We note your disclosure of Net Income attributable to UIL Holdings. Item 302(a)(1) of Regulation S-K also requires the presentation of net income (loss) within supplementary financial information. In future filings, please revise to include net income (loss).

Response:  UIL Holdings will expand the disclosure prospectively with respect to Quarterly Financial Data (Unaudited) to include net income (loss).

Note (M). Segment Information, page 101

17.	We note you have significant capital expenditures and income from equity method investments as presented on pages 51, and 50, respectively. Please tell us how you considered the requirements of ASC 280-10-50-25. In your response, please tell us who you have identified as your chief operating decision maker (“CODM”) and the reasons therefore, and whether the categories of information within the aforementioned paragraph are regularly provided to your CODM or are included in the determination of segment assets reviewed by the CODM. If they are not provided to your CODM, please tell us why.

Response:  UIL Holdings has two investments accounted for under the equity method, both of which are held through its UI subsidiary.  As of December 31, 2012, those investments related to GenConn at $124.8 million and Connecticut Yankee at $0.2 million.  As shown in our segment disclosure, both of these investments are in the electric distribution segment.

Qualitatively, UIL Holdings discusses its capital program by segment on page 33.  UIL Holdings acknowledges that capital expenditures have not been quantitatively disclosed by segment in the subject Form 10-K.  UIL Holdings will provide total capital expenditures in categories consistent with those provided to the CODM in its Form 10-Q for the quarterly period ended September 30, 2013 and prospectively.  Specifically, the line item “Total Capital Expenditures” for the period presented will be added to the bottom of the table currently included in Note M and contain such expenditures for:  Total Electric Distribution and Transmission, Gas Distribution, Other and Total.  Additionally, footnote (1) to such table will be revised to read as follows:

“Information for segmenting total assets and total capital expenditures between Distribution and Transmission is not available.  Total Electric Distribution and Transmission assets and capital expenditures are disclosed in the Total Electric Distribution and Transmission column.”

UIL Holdings has identified its Chief Executive Officer, James Torgerson, as the CODM.  The information noted above is regularly provided to the CODM through development and review of the capital program and monthly financial statement review.

18.	We note the amount of goodwill included in the Gas Distribution segment has decreased from $298.9 million as of December 31, 2010 to $266.2 million as of December 31, 2012. We also note your disclosure on page 60 that no impairment was recognized in fiscal year 2012. Please tell us what the changes were in the carrying amount of goodwill for 2010, 2011 and 2012 as well as your consideration of the disclosure requirements of ASC 350-20-50.

Response: The Gas Distribution segment was acquired on November 16, 2010.  At that time, and as reflected in UIL Holdings’ 2010 10-K as of December 31, 2010, goodwill was initially recorded at $298.9 million.  During 2011, as a result of further assessment of the assets and liabilities acquired during the measurement period, UIL Holdings recorded a reduction to goodwill as of December 31, 2011 of $32.1 million.  In accordance with ASC 350-20-50, this change in carrying value was disclosed in the 2011 10-K in Note N.

In the first quarter of 2012, UIL Holdings identified an additional $0.6 million adjustment to the opening balance sheet of The Berkshire Gas Company, one of the acquired gas companies.  This adjustment was a result of the preparation of the 2011 standalone financial statements for The Berkshire Gas Company which were completed after the 2011 UIL Holdings 10-K had been filed.  Given the immateriality of the adjustment, UIL Holdings made an adjustment to reduce goodwill to its final amount of $266.2 during the first quarter of 2012 and did not believe any additional disclosure was required.  As of December 31, 2012 and June 30, 2013, goodwill remains unchanged at $266.2 million.

UIL Holdings believes its current disclosure meets the requirements of ASC 350-20-50.

Form 10-Q for the Quarterly Period Ended June 30, 2013

Item 1. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note (C). Regulatory Proceedings

Rates, page 12

19.	You disclose on page 13 that PURA issued a draft decision related to your application to amend your existing distribution rate schedules for two rate years, which in part disallowed $16 million of deferred major storm costs and approximately $21 million of capital costs related to your recently completed administrative and operations buildings. We also note your disclosure regarding your view of the disallowances on page 13. We have the following comments:

•	Please tell us the specific facts and circumstances you considered in both initially deferring costs associated with major storms and continuing to defer said costs after the draft decision was issued in accordance with ASC 980-340-25-1, 980-340-35-1 and 980-340-35-2, and whether the rate plans governing the jurisdictions you service specifically provide for recovery of these costs. Please also tell us what events you believe would trigger derecognition of said regulatory assets under the aforementioned paragraphs.

•	It is our understanding that you continued to recognize the $21 million of capital costs related to your recently completed administrative and operations buildings as of June 30, 2013. If our understanding is correct, please tell us the specific facts and circumstances you considered in continuing to recognize said capital costs after the draft decision was issued, and your consideration of ASC 980-360-35-12. Please also tell us what events you believe would trigger derecognition of said capital assets.

We are also aware of the Form 8-K and Form 8-K/A filed by you on August 26, 2013 and August 27, 2013 discussing the final decision issued by the PURA on August 14, 2013.

Response:

Major Storm Costs

Historically, through 2005, PURA (through its predecessor, the Connecticut Department of Public Utility Control), provided recovery in rates of an amount to accrue annually to a storm reserve to cover major storms.  When a major storm occurred, UI offset its storm costs against the storm reserve.  In UI’s 2005 rate case (Docket 05-06-04), PURA’s final decision changed the procedure as follows:

•	UI would no longer have an annual amount in rates to replenish the existing storm reserve
•	The then-existing storm reserve of $3.7 million would be drawn down for future major storms
•	If the $3.7 million were not sufficient, any amounts in excess of the $3.7 million storm reserve could be deferred as a regulatory asset for recovery in a future rate proceeding

In UI’s next rate proceeding, the 2008 rate case (Docket No. 08-07-04), the $3.7 million reserve balance from 2005 had been completely utilized, and UI had incurred an additional $1.2 million over and above the $3.7 million in the storm reserve.  As ordered in Docket No. 05-06-04, the $1.2 million had been deferred and presented in UI’s 2008 rate case for recovery, with deferral based upon the switching steps definition.  In the final decision in the 2008 rate case, PURA approved the entire $1.2 million regulatory asset to be recovered over a four-year amortization period.  PURA also reiterated that UI should continue to defer all major storm costs incurred for recovery in a future rate proceeding, similar to the 2005 rate case order.

In UI’s 2013 rate case (Docket No. 13-01-19), UI filed for recovery of major storm costs of $52 million (later updated to $53 million as the docket proceeded).  The significant increase in deferred storm costs is a result of major storms that impacted the state of Connecticut in 2011 and 2012.  The most significant of these storms, Superstorm Sandy, is discussed on page 70.  The costs deferred were identical in nature to the costs previously approved and were based upon the same switching steps definition of major storm costs as had formed the basis for the recovery approved in Docket No. 08-07-04.

Based upon the above facts and regulatory actions, UIL Holdings believed it probable that substantially all of the deferred storm costs would be approved for recovery.

The draft decision in Docket No. 13-01-19 was issued on July 30, 2013.  It disallowed approximately $16 million in deferred major storm costs.  The disallowances fell into two broad categories:

•	PURA applied a minimum dollar criterion for what constitutes a major storm whereby a storm must cost at least $1 million to be considered a major storm eligible for deferral. While PURA has the authority to make such changes for future ratemaking, this change was made retroactively, resulting in the disallowance of approximately $7 million in deferred storm costs.

•	PURA concluded that approximately $9 million was included in the deferred storm costs which did not represent incremental costs, but were already included in base rates.

UI did not concur with either of these disallowances and filed written exceptions to the draft decision pursuant to procedure required by the Uniform Administrative Procedure Act as adopted in Connecticut.

Capital Costs

In UI’s 2013 rate case (Docket No. 13-01-19), UI’s filing included its new centrally-located administrative and operations buildings (“Central Facility”) in rate base for recovery over the life of the facility.  The project provided net cost savings to customers, was completed under the approved budget and was conceptually approved by PURA in previous dockets.  Based upon these factors, UIL believed it was probable that the project would be approved in full.  In the last four UI rate proceedings back to 2001, PURA has never disallowed capital related to an asset already placed in service.  If the final decision had adopted the draft decision noted above without change, after PURA’s review of written exceptions and the PURA Commissioners’ hearing oral argument, the final decision would have disallowed approximately $21 million in capital costs.  The disallowances set forth in the draft decision were as follows:

•	$13 million in land and site-related costs representing the actual incurred costs in excess of a 2005 estimate, with no recognition given to UI’s due diligence throughout the process
•	$8 million in construction costs that the draft decision asserted were not authorized by the UIL Board of Directors.

UI did not agree with these disallowances and, pursuant to procedures required by the Uniform Administrative Procedures Act as adopted in Connecticut, filed written exceptions to the draft decision.

Recognition of Disallowed Costs

UIL Holdings does not give accounting recognition to PURA draft decisions.  Such drafts are not intended to reflect final PURA determinations.  Draft decisions are subject to change, and very often change significantly.  To reflect the fact that no one should rely on the content of draft decisions, PURA routinely includes wording on the cover page of its draft decisions to alert all readers that draft decisions do not reflect final agency action and are subject to change.  For example, the following language was included on the cover page of the subject draft decision discussed above:

“This draft Decision is being distributed to the parties in this proceeding for comment.  The proposed Decision is not a final Decision of the PURA.  The PURA will consider the parties’ arguments and exceptions before reaching a final Decision.  The final Decision may differ from the proposed Decision.  Therefore, this draft Decision does not establish any precedent and does not necessarily represent the PURA’s final conclusion.”

The final decision was issued by PURA on August 14, 2013, a week after the June 30, 2013 10-Q had been filed, and it had changed materially from the draft decision.  Regarding the proposed disallowances discussed above, the final decision cut in half the disallowances that had been included for comment in the draft decision.  Specifically, the PURA final decision changed from the draft decision the method of calculating the incremental storm cost disallowance and reduced the disallowance by $2 million.  Regarding the capital costs, the PURA final decision allowed all of the land and land-related costs, reducing the disallowance to zero for such costs in contrast to the draft decision’s proposal to disallow $13 million of such costs.  In summary, disallowances totaling approximately $37 million in the draft decision were reduced to approximately $22 million in the final decision.

UIL Holdings believes it is appropriate to consider the final decision as the trigger to recognize the impacts of Connecticut PURA regulatory actions which, in this case, primarily relate to disallowed costs.  The draft decision was issued before UIL Holdings filed its second quarter 10-Q on August 6, 2013.  In considering ASC 980-360-35-12, UIL Holdings did not believe that, based on the draft decision, the disallowances were probable or could be reasonably estimated, as subsequently illustrated by the significant change in the disallowed amounts in the final decision as compared to the draft decision.  The existing orders and PURA regulatory actions cited above provided support to our position as of the filing of the June 30, 2013 10-Q that the regulatory assets for storm costs and the Central Facility were probable of recovery at that time. As a result, UIL Holdings did not give accounting recognition to the proposed disallowances included for comment in the draft decision, consistent with its accounting policy.  UIL Holdings will record the disallowances in the third quarter coincident with the issuance of the final decision.

As noted in the 8-K filed on August 26, 2013, UIL Holdings has filed a motion for reconsideration on elements of the write offs and other issues in the final decision.  Should PURA decide to reopen the proceeding, impacts related to the reconsideration, if any, will be recognized when PURA issues a final decision on the reconsideration.

Exhibit 32

20.	We note your certification makes reference to Form 10-K despite being included as an exhibit within Form 10-Q. Please revise in future filings.

Response:  UIL Holdings will revise its certifications in future filings.

UIL Holdings hereby acknowledges that: (i) UIL Holdings is responsible for the adequacy and accuracy of the disclosure in its filings, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings, and (iii) UIL Holdings may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions regarding our responses to your comments, please call me at 203-499-2399.

Sincerely,

/s/ Richard J. Nicholas
Richard J. Nicholas
Executive Vice President and
Chief Financial Officer

cc:	James P. Torgerson (UIL Holdings Corporation)
Linda L. Randell (UIL Holdings Corporation)
Leonard Rodriguez (UIL Holdings Corporation)